

October 20, 2022

Thomas Mika
Executive VP and Chief Financial Officer
POET TECHNOLOGIES INC.
1107-120 Eglinton Avenue East
Toronto, Ontario, M4P1E2, Canada

   Re: POET TECHNOLOGIES INC.
    Form 20-F for the Year Ended December 31, 2021
    Form 6-K furnished August 9, 2022
    File No. 001-41319

Dear Thomas Mika:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Mark D. Wood